Exhibit 99.3

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Hydrogenics Corporation (“Hydrogenics”)
220 Admiral Boulevard
Mississauga, Ontario L5T 2N6

Item 2	Date of Material Change

November 4, 2016

Item 3	News Release

Hydrogenics issued and disseminated news releases via GlobeNewswire on November 4, 2016 and November 7, 2016 and posted those news releases on Hydrogenics’ website at www.hydrogenics.com. The news releases are attached as Schedule “A”.

Item 4	Summary of Material Change

On November 4, 2016, Hydrogenics announced that it had entered into a credit agreement with Export Development Canada (“EDC”) for a 5 year, US$9 million term loan facility. As consideration for providing the loan facility, EDC was granted 200,575 share purchase warrants. On November 7, 2016, Hydrogenics announced that it had drawn down the funds under the loan facility.

Item 5	Full Description of Material Change

On November 4, 2016, Hydrogenics announced that it had entered into a credit agreement with EDC for a 5 year, US$9 million loan facility (the “Loan Facility”). The Loan Facility matures on December 31, 2021. Hydrogenics intends to use the net proceeds from the Loan Facility primarily for ongoing working capital requirements and to fund capital expenditures related to its in-house manufacturing of fuel cell components.

As additional consideration for providing the Loan Facility, EDC was granted a total of 200,575 share purchase warrants (the “Warrants”). Each Warrant is exercisable for one common share of Hydrogenics at an exercise price of US$6.85 per common share, subject to adjustment in certain circumstances for dilutionary events. The Warrants are transferrable and will expire at 5:00 p.m. (Eastern time) on November 4, 2021.

On November 7, 2016, Hydrogenics announced that it had drawn down the funds under the Loan Facility.

Also on November 7, 2016, Hydrogenics announced that it had fully settled its prior US$7.5 million facility with a syndicate of lenders led by Cinnamon Investments Limited.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information required to be disclosed in this report has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

For further information, contact:

Bob Motz, Chief Financial Officer

Hydrogenics Corporation
220 Admiral Boulevard
Mississauga, Ontario L5T 2N6

	Telephone:	(905) 361-3660
	Fax:	(905) 361-3626

Item 9	Date of Report

November 10, 2016

SCHEDULE “A”

PRESS RELEASES

PRESS RELEASE

Hydrogenics Announces New Debt Facility

Mississauga, Ontario – November 4, 2016 – Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) (the “Company” or “Hydrogenics”), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it has entered into a credit agreement with Export Development Canada (“EDC”) for a five year, US$9 million term loan.

“We are very pleased to announce this new, long-term credit facility,” said Daryl Wilson, President & CEO of Hydrogenics.  “The facility allows us to invest in our business, providing funds for equipment to improve our manufacturing throughput as well as fund working capital during our expected expansion going forward. We appreciate the support given by EDC to Hydrogenics and our leading hydrogen-based applications.”

“Supporting clean technologies like those developed and manufactured by Hydrogenics is one of EDC’s key priorities,” said Dan Mancuso, Vice-President, International Financing, Small & Mid-Market at EDC. “Hydrogenics is a world leader in hydrogen technology, and we’re pleased to provide financing that will support their continued international growth.”

Funding under the loan is expected to be advanced on November 7, 2016. As consideration for providing the loan, EDC was granted 200,575 share purchase warrants. Each warrant is exercisable for one common share of Hydrogenics at an exercise price of US$6.85 per common share. The warrants are transferrable and expire on November 4, 2021.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The securities will not be and have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold into the United States absent registration or an exemption from registration. The securities have not been and will not be qualified for sale by way of a prospectus under Canadian securities laws.

About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options; and failure to meet continued listing requirements of NASDAQ. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Investor Contacts: Bob Motz, Chief Financial Officer (905) 361-3660 investors@hydrogenics.com Chris Witty Hydrogenics Investor Relations (646) 438-9385 cwitty@darrowir.com

PRESS RELEASE

Hydrogenics Announces Funding of Debt Facility

Mississauga, Ontario – November 7, 2016 – Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) (the "Company”), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it has drawn down the funds under its previously announced US$9 million loan facility (“the Facility”) with Export Development Canada (“EDC”).

The Company intends to use its net proceeds from the Facility primarily for ongoing working capital requirements and to fund capital expenditures related to our in-house manufacturing of fuel cell components.

The Company also announces that it has fully settled its prior US$7.5 million facility with a syndicate of lenders led by Cinnamon Investments Limited.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company's securities, nor shall there be any sale of the Company's securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The securities will not be and have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold into the United States absent registration or an exemption from registration. The securities have not been and will not be qualified for sale by way of a prospectus under Canadian securities laws.

About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options; and failure to meet continued listing requirements of NASDAQ. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Investor Contacts: Bob Motz, Chief Financial Officer (905) 361-3660 investors@hydrogenics.com Chris Witty Hydrogenics Investor Relations (646) 438-9385 cwitty@darrowir.com